Filed pursuant to 424(b)(7)

Registrantion Number 333-142118

PROSPECTUS SUPPLEMENT No. 7

(To Prospectus dated April 13, 2007)

Alexandria Real Estate Equities, Inc.

1,097,512 Shares

Common Stock

This prospectus supplement supplements and amends the prospectus dated April 13, 2007, as supplemented by prospectus supplement no. 1 dated May 7, 2007, by prospectus supplement no. 2 dated June 21, 2007, by prospectus supplement no. 3 dated August 1, 2007, by prospectus supplement no. 4 dated September 18, 2007, by prospectus supplement no. 5 dated October 29, 2007 and as further supplemented by prospectus supplement no. 6 dated December 10, 2007 relating to the resale from time to time by certain selling stockholders of shares of our common stock that may be issued under certain circumstances upon the conversion of our 3.70% Convertible Senior Notes due 2027.

You should read this prospectus supplement in conjunction with the prospectus and prospectus supplement no. 1, prospectus supplement no. 2, prospectus supplement no. 3, prospectus supplement no. 4, prospectus supplement no. 5, and prospectus supplement no. 6.  This prospectus supplement is not complete without, and may not be delivered or used except in conjunction with, the prospectus, including any amendments or supplements to it.  This prospectus supplement is qualified by reference to the prospectus, and prospectus supplement no. 1, prospectus supplement no. 2, prospectus supplement no. 3, prospectus supplement no. 4, prospectus supplement no. 5 and prospectus supplement no. 6, except to the extent that the information provided by this prospectus supplement supersedes information contained in the prospectus, prospectus supplement no. 1, prospectus supplement no. 2, prospectus supplement no. 3, prospectus supplement no. 4, prospectus supplement no. 5, and prospectus supplement no. 6.

You should carefully read and consider the risk factors that we have described in “Risk Factors” on page 2 of the prospectus before investing in shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 8, 2008.

The information in the table appearing under the caption “Selling Stockholders” commencing on page 15 of the prospectus, as supplemented by prospectus supplement no. 1, prospectus supplement no. 2, prospectus supplement no. 3, prospectus supplement no. 4, prospectus supplement no. 5, prospectus supplement no. 6 and is further supplemented and amended by adding the information below with respect to selling stockholders not previously listed in the prospectus, or in any amendments or supplements thereto, and by superseding the information with respect to selling stockholders listed below as of or prior to the date of this prospectus supplement.

Name	Number of shares beneficially owned prior to the offering	Percentage of shares beneficially owned prior to the offering (1)		Number of shares offered hereby	Number of shares beneficially owned following the offering (2)	Percentage of shares beneficially owned following the offering (3)
D.E. Shaw Valence Portfolios, LLC (4)	498,869	1.56%		498,869	—	—
Aristeia International Limited (5)	232,127		*	232,127	—	—
Quattro Fund Ltd. (6)	96,720		*	96,720	—	—
Lyxor/Forest Fund Limited (7)	76,897		*	76,897	—	—
Forest Global Convertible Master Fund L.P.(7)	49,795		*	49,795	—	—
Context Advantage Master Fund, L.P. (8)	23,518		*	23,518	—	—
Altma Fund SICAV PLC in respect of the Grafton Sub Fund (9)	18,020		*	18,020	—	—
Institutional Benchmark Series (Master Feeder) Limited in Respect of Electra Series c/o Quattro Global Capital, LLC (10)	17,817		*	17,817	—	—
Lyxor/Context Fund Ltd. (9)	14,559		*	14,559	—	—
HFR CA Global Opportunity Master Trust (7)	14,538		*	14,538	—	—
CASAM Context Offshore Advantage Fund Limited (9)	13,032		*	13,032	—	—
Quattro Multistrategy Masterfund LP (6)	7,636		*	7,636	—	—
LLT Limited (7)	6,210		*	6,210	—	—
HFR RVA Select Performance Master Trust (7)	6,190		*	6,190	—	—
Institutional Benchmarks Series (Master Feeder) Limited in respect of Alcor series (9)	5,803		*	5,803	—	—
dbX-Convertible Arbitrage 12 Fund c/o Quattro Global Capital, LLC (11)	5,091		*	5,091	—	—
Forest Multi Strategy Masterfund SPC, on behalf of its Multi Strategy Segregated Portfolio (7)	4,174		*	4,174	—	—
Worldwide Transactions Limited (9)	4,174		*	4,174	—	—
Finch Tactical Plus Class B (9)	2,342		*	2,342	—	—

*      Less than 1.0%

(1)   Based on a total of 31,947,732 shares of our common stock outstanding as of January 3, 2008. Represents the maximum number of shares of our common stock issuable upon conversion of all of the holder’s notes, based on a maximum conversion rate of 10.1810 shares of our common stock per $1,000 principal amount at maturity of the 2027 notes. This maximum conversion rate reflects a cash dividend for stockholders of record as of the close of business on July 2, 2007, October 1, 2007, and January 2, 2008. This conversion rate is subject to further adjustment, however, as described in the prospectus under “Description of Notes—Adjustment to Conversion Rate.” As a result, the maximum number of shares of our common stock issuable upon conversion of the notes may increase or decrease in the future.

(2)   Assumes the selling stockholder sells all of its shares of our common stock offered pursuant to this prospectus supplement and the accompanying prospectus.

(3)   Additional selling stockholders not named in the prospectus, including any amendments or supplements to it, or this prospectus supplement will not be able to use the prospectus for resales until they are named in the selling stockholders table by prospectus supplement or post-effective amendment.

(4)   D. E. Shaw & Co. L.P., as investment adviser, has voting and investment control over any shares of common stock issuable upon conversion of the notes owned by the selling stockholder. Julius Gaudio, Eric Wepsic, Maximilian Stone, and Anne Dinning, or their designees, exercise voting and investment control over the notes on D.E. Shaw & Co., L.P.’s behalf.

(5)   Aristeia Capital LLC is the investment manager for Aristeia International Limited with sole voting control and dispositve power over the shares of the selling stockholder. Aristeia Capital LLC is jointly owned by Kevin Turner, Robert H. Lynch, Jr., Anthony Frasella and William R. Thacher.

(6)   Andrew Kaplan, Brian Swain and Louis Napoli are the natural persons with voting and dispositive power over the shares of the selling stockholder.

(7)   Forest Investment management LP (“Forest”) has sole voting control and shared dispositive power over the shares of the selling stockholder. Forest is wholly-owned by Forest Partners II, the sole General Partner of which is Michael A. Boyd Inc., which is solely owned by Michael A. Boyd.

(8)   Context Capital Management, LLC is the General Partner of the selling stockholder and has voting and investment control over any shares of common stock issuable upon conversion of the notes owned by the selling stockholder.  Michael S. Rosen and William D. Fertig are the managing members of Context Capital Management, LLC.

(9)   Context Capital Management, LLC is the Investment Advisor of the selling stockholder and has voting and investment control over any shares of common stock issuable upon conversion of the notes owned by the selling stockholder.  Michael S. Rosen and William D. Fertig are the managing members of Context Capital Management, LLC.

(10) Gary Crowder is the natural person with voting and dispositive power over the shares of the selling stockholder.

(11) Robert M. Aaron and Guy J. Castranova are the natural persons with voting and dispositive power over the shares of the selling stockholder.